Portico Capital Securities LLC
Financial Statement
December 31, 2019

Portico Capital Securities LLC
Index to Financial Statement
December 31, 2019



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Portico Capital Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Portico Capital Securities, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
February 28, 2020

THE POWER OF BEING UNDERSTOOD
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Portico Capital Securities LLC
Statement of Financial Condition
As of December 31, 2019

Assets	
Cash and cash equivalents	$ 395,171
Accounts receivable	107,589
Prepaid expense	10,961
Total Assets	$ 513,721
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 144,697
Due to parent company	158,114
Total Liabilities	302,811
Member's Equity	210,910
Total Liabilities and Member's Equity	$ 513,721

See accompanying notes to financial statement.

1. **Nature of Operations and Summary of Significant Accounting Policies**

   <u>Nature of Operations</u>

   Portico Capital Securities LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal business activities include providing consulting advice in:
   (i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

   <u>Basis of Presentation</u>

   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

   <u>Use of Estimates</u>

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   <u>Cash Equivalents</u>

   The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash equivalents consist of short-term money market accounts in the amount of $47,947 as of December 31, 2019.

   <u>Accounts Receivable</u>

   Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. There were $107,589 in accounts receivable as of December 31, 2019. Recoveries of amounts previously written off are recorded as income when received. There was no allowance necessary as of December 31, 2019.

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2019

Nature of Operations and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to the member for federal tax purposes. Therefore, no provision or liability for federal income taxes has been included in the financial statement. The Company paid $70,200 in state taxes during the year ended December 31, 2019 and accrued a liability for state taxes of $31,700 at December 31, 2019.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain income tax positions that require adjustment to or disclosures in the financial statements. The Company's 2016 through 2019 tax years are open for examination by federal, state and local tax authorities.

New Accounting Standard Not Yet Effective
In June 2016, the FASB issued ASU 2016-13, "*Measurement of Credit Losses on Financial Instruments*." ASU 2016-13 adds a current expected credit loss ("*CECL*") impairment model to U.S. GAAP that is based on expected losses rather than incurred losses. Modified retrospective adoption is required with any cumulative-effect adjustment recorded to retained earnings as of the beginning of the period of adoption. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within the year of adoption. The Company will adopt ASU 2016-13 in fiscal year 2021. The Company does not expect the application of the CECL impairment model to have a significant impact on our allowance for uncollectible amounts for accounts receivable.

2. **Related Party Transactions**

Portico Holdings, LLC ("PH") is the single member of the Company. In May 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with PH. Under the terms of the Agreement, PH provides services and facilities to the Company and the Company compensates PH for providing such services and facilities. PH processes the payment of expenses, which includes rent and utilities, salaries, telecommunications, professional fees and administrative assistance. PH charged the Company $7,124,963 for such expenses for the year ended December 31, 2019. The Company reimbursed $5,201,846 to PH for these expenses and PH treated the remaining $1,923,117 as a capital contribution to the Company. The Company owes PH $158,114 at December 31, 2019 for expenses paid by PH on behalf of the Company.

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2019

3. **Net Capital and Aggregate Indebtedness Requirement**

   The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

   At December 31, 2019, the Company's net capital balance as defined by SEC Rule 15c3-1 was $91,401, which exceeded the minimum requirement of $20,187. At December 31, 2019, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 3.31 to 1.

4. **Rule 15c3-3 Exemption**

   The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.

5. **Subsequent Events**

   The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 28, 2020, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.